CONSENT OF N. ERIC FIER

The undersigned hereby consents to:

(i) the inclusion in this Report on Form 6-K of technical information (the "Technical Information") relating to the mineral properties of SilverCrest Metals Inc. (the "Company") contained in the Company's Management's Discussion and Analysis dated March 31, 2021 (the "Q1 MD&A") being filed with the United States Securities and Exchange Commission (the "SEC");

(ii) the incorporation by reference of the Q1 MD&A and the Technical Information into the Company's Form F-10 Registration Statement (File No. 333-238704) and any amendments thereto, filed with the SEC (the "F-10"); and

(iii) the use of my name in the Q1 MD&A and the Form F-10.

/s/ N. Eric Fier
Name: N. Eric Fier, CGP, P. Eng Title: Chief Executive Officer and Director, SilverCrest Metals Inc.

Date: May 12, 2021